Filing under Rule 425 under the U.S. Securities Act of 1933

Filing by: Panasonic Corporation

Subject Company: Panasonic Electric Works Co., Ltd. (SEC File No. 132-                     )

Subject Company: SANYO Electric Co., Ltd. (SEC File No. 132-                     )

July 29, 2010

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Akira Kadota (Japan)	Makoto Mihara (Japan)
International PR	Investor Relations
(Tel: +81-3-6403-3040)	(Tel: +81-6-6908-1121)

Panasonic News Bureau (Japan)	Yuko Iwatsu (U.S.)
(Tel: +81-3-3542-6205)	Panasonic Finance (America), Inc.
(Tel: +1-212-698-1360)

Jim Reilly (U.S.)	Hiroko Carvell (Europe)
(Tel: +1-201-392-6067)	Panasonic Finance (Europe) plc
(Tel: +44-20-3008-6887)

Anne Guennewig (Europe)
(Tel: +49-611-235-457)

Panasonic Announces Commencement of Tender Offer

for Shares of Common Stock of Panasonic Electric Works Shares

Osaka, July 29, 2010 — Panasonic Corporation (NYSE: PC/TSE: 6752, the “Tender Offeror” or the “Company”) announced that it resolved at its Board of Directors meeting held on July 29, 2010 to acquire the shares of common stock of Panasonic Electric Works Co., Ltd. (TSE: 6991, the “Target”) through a tender offer (the “Tender Offer”) as follows:

1.	Purpose of the Tender Offer

(1)	Overview of the Tender Offer

The Company currently owns 51.00% (751,074,788 shares) of the aggregate number of issued shares of the Target (as of March 31, 2010: 383,049,035 shares). The Target is a consolidated subsidiary of the Company; however, a decision was made recently to acquire all of the issued shares of the Target’s common stock (excluding the treasury shares owned by the Target) through the Tender Offer in order to make the Target the Company’s wholly-owned subsidiary. With respect to the Tender Offer, no maximum or minimum number of shares scheduled to be purchased has been established. The Tender Offer shall be commenced subject to, among others, the nonoccurrence of any events which would have a material adverse effect on achieving the purpose of the Tender Offer such as a material change in the Target’s or its subsidiaries’ management or assets.

According to the Target, at the Board of Directors meeting of the Target held today, the Target has adopted a resolution to announce its opinion to endorse the Tender Offer and to recommend that the Target’s shareholders tender their shares in the Tender Offer.

(2)	Description of the Decision Making Process through which the Decision to Implement the Tender Offer was Made, and Management Policies after the Tender Offer

Since its establishment in 1918, the Company has been conducting business broadly in the electronics industry, guided by its basic management philosophy, which states that “the mission of an enterprise is to contribute to the progress and development of society and the well-being of people worldwide through its business activities.” On the other hand, the Target spun off into a separate company from the Company in 1935. Under the basic philosophy shared with the Company, the Target has been developing its activities, such as manufacturing, sales, maintenance and services, in the Electrical Construction Materials Business Unit (lighting products and information equipment and wiring products), the Home Appliances Business Unit (personal-care products, health products and comfortable-life products), the Building Products Business Unit (water-related equipment, modular kitchen systems, interior furnishing materials and exterior furnishing materials), the Electronic Materials Business Unit (printed wiring materials, semiconductor encapsulation materials and plastic molding compounds), the Automation Controls Business Unit (automation control components and automation control system devices) and the Other Business Units.

Under these circumstances, the Company made the Target its consolidated subsidiary through the tender offer of the Target’s shares that was conducted in April 2004. Thereafter, the Company has proceeded with construction of the optimum structure from the customers’ point of view, and has also been involved in co-development of products from the planning stage.

Furthermore, the Company made SANYO Electric Co., Ltd. (“SANYO”) its consolidated subsidiary in December 2009, and, as a result, the Panasonic Group has become a company group with further reach and expertise in the electronics industry with 6 segments: Digital AVC Networks, Home Appliances, PEW and PanaHome, Components and Devices, and Other, as well as SANYO.

On January 8, 2010, the Company announced the Annual Management Policy Fiscal 2011 for the new Panasonic Group, and set out the vision of becoming the “No. 1 Green Innovation Company in the Electronics Industry” towards 2018, the 100th anniversary of its foundation. Furthermore, on May 7, 2010, the Company announced its three-year midterm management plan called “Green Transformation 2012” (“GT12”), which is the first step toward realizing the above vision.

Under GT12, the entire Panasonic Group will make group-wide efforts to shift its paradigm for growth and to lay a foundation to become a Green Innovation Company, while integrating its contribution to the environment and business growth. By the time this plan is completed, the Panasonic Group should be a company filled with significant growth potential. In particular, the Company will drastically shift its management resources to energy systems, heating/refrigeration/air conditioning, network AV, healthcare, security, and LED, as the group’s 6 key business areas. With regard to these business areas, the Company expects energy systems, heating/refrigeration/air conditioning, and network AV to be the core businesses of the group and to drive sales and revenues of all group companies, and the Company intends to significantly develop the 3 business areas of healthcare, security, and LED as the next-generation key businesses. Furthermore, with those businesses as the core of the Company’s businesses, the Panasonic Group will pursue a form of growth unique to it, through the provision of “comprehensive solutions for the entire home, the entire building, and the entire town.”

Also, the Target, sharing the vision as the Panasonic Group and the concept of GT12, formulated its midterm management plan from fiscal 2011. In that plan, the Target set as its goal for the 100th anniversary that of being a “Leading global company in Asia combining comfort and eco-friendliness.” As the first stage of efforts, the Target will work on “Penetration into AC&I (Asia, China & India) as priority areas” and “Development of new growth businesses.” Specifically, in order to realize “Penetration into AC&I (Asia, China & India) as priority areas,” the Target aims to expand business vigorously in the high-volume segments in those areas, as well as to promote ongoing efforts to develop products dovetailing with local needs, which efforts can be carried out independently within each area, and aims to strength the competitiveness of its products, to expand and improve production sites and to reorganize its sales operation structure. Moreover, in order to realize “Development of new growth businesses,” the Target intends to create new value and to promote the development of new growth businesses by formidably leading in the new markets, represented by the LED Lighting Products Business and the Energy Management Business through its mobilization of the strengths of the Panasonic Electric Works group: the ability to come up with creative ideas and suggestions required to realize “comfort,” and the technological ability required to realize “eco-consciousness.”

Although the Company and the Target have already shared a management strategy as group companies and have implemented various measures, the business environment surrounding the Panasonic Group continues to change dramatically and rapidly. While business expansion opportunities have been presented by the rapidly expanding environment-related and energy-related markets and the burgeoning emerging markets, competition with Korean, Taiwanese and Chinese companies as well as Japanese, U.S. and European companies, etc. has intensified not only in the Digital AVC Networks segment, but also in the fields of rechargeable battery, solar cell and electric vehicle-related business, etc. It has become difficult for companies to prevail over the global competition in the expanding market without speeding up the strategy execution and implementing all measures to demonstrate further group-wide potential.

In such circumstances, taking the proposal of the Company as an opportunity, the Company and the Target have, since around the end of June 2010, continuously discussed and considered various measures to further increase the corporate value of both companies. As a result, the Company and the Target came to the conclusion that realizing the acceleration of decision-making and maximization of the group synergies by making the Target a wholly-owned subsidiary of the Company through the Tender Offer and transactions thereafter and accelerating efforts toward becoming the “No. 1 Green Innovation Company in the Electronics Industry” are significantly beneficial, not only to expand the corporate value of the Target but also to expand the corporate value of the entire Panasonic Group. Along with such discussions and considerations, the Company has been discussing and considering with SANYO, and has also come to the conclusion that making SANYO a wholly-owned subsidiary is highly beneficial not only to expand the corporate value of SANYO but also to expand the corporate value of the entire Panasonic Group.

Furthermore, the three companies - the Company, the Target and SANYO - resolved, at their respective Board of Directors meetings held on July 29, 2010, to pursue a plan of the Company’s acquisition of all shares of the Target and SANYO (collectively the “Subsidiaries”) in order to make them wholly-owned subsidiaries of the Company (the “Acquisition of All Shares of the Subsidiaries”) by around April, 2011 and released the “Announcement of the Agreement toward Panasonic’s Acquisition of All Shares of Panasonic Electric Works and SANYO.” In order to implement the Acquisition of All Shares of the Subsidiaries, the Company resolved, to simultaneously commence the Tender Offer and a tender offer for the shares of common stock of SANYO and (collectively the “Tender Offers of the Subsidiaries”). In the event that the Acquisition of All Shares of the Subsidiaries is not achieved by the Tender Offers of the Subsidiaries, the Company is thereafter anticipated to implement share exchanges to make each of Panasonic Electric Works and the Target a wholly-owned subsidiary of the Company (the “Share Exchanges of the Subsidiaries”) in order to complete the Acquisition of All Shares of the Subsidiaries.

In future, the Company, the Target and SANYO will pursue the establishment of the new Panasonic Group, under which the three companies will be genuinely integrated, and will make efforts to (i) maximize value creation by strengthening contacts with customers, (ii) realize speedy and lean management, and (iii) accelerate growth businesses by boldly shifting management resources.

Furthermore, in order to realize these objectives, the Panasonic Group’s business organization is scheduled to be restructured by around January 2012. From the perspective of “maximization of customer value,” the basic policy of such restructuring is to integrate and reorganize the business and marketing divisions of the three companies into three business sectors: “Consumer,” “Components and Devices” and “Solutions,” and to design optimal business models that are most suitable for the character of each business. The Company will make efforts to establish a business organization under which it can effectively compete against global competitors in each business and in each industry.

The direction of the reorganization of each business sector will be as follows:

- Consumer business sector:

The Panasonic Group will reorganize its marketing function on a global basis. Under the reorganization, the Panasonic Group will enhance the function of its frontline business and accelerate the creation of customer-oriented products. Also, the Panasonic Group will work to strengthen, among others, its overseas consumer business by strategically distributing its marketing resources in Japan and overseas.

- Components and Devices business sector:

The Panasonic Group will strengthen the cooperation among the development, production and sales functions for each component and device having a common business model. By combining marketing and technology, the Panasonic Group will strengthen its “proposal”-style business, which foresees the potential needs of customers and aim to expand the business as an independent business that does not rely on internal needs. Particularly in this business sector, the Panasonic Group will continue to make maximum use of strengths of SANYO, such as its rechargeable batteries business and solar business, as well as its customer network.

- Solutions business sector:

The Panasonic Group will unify the development, production and sales functions for each solution for business customers. The Panasonic Group aims to offer the most suitable products, services and solutions as quickly as possible, grasping customers’ needs in as timely a fashion as possible. In addition, the “comprehensive solutions for the entire home, the entire building and the entire town” that encompass these solutions will be accelerated. Particularly in this business sector, the Panasonic Group will continue to make maximum use of the strength and customer network of Panasonic Electric Works.

In addition to the reorganization, the head office will aim for a “lean and speedy” global head office by strengthening its strategic functions, while integrating and streamlining the three companies’ organizations.

The details of the reorganization will be announced as soon as they are determined.

Further, together with this reorganization, Panasonic Group will consider integrating the brands of SANYO, in principle, into “Panasonic” in the future. However, “SANYO” will continue to be partially utilized, depending on the particular business or region.

The Company believes that the Acquisitions of All Shares of the Subsidiaries and business reorganization mentioned above will promote the integration of the three companies’ advantages and the “proposal” capabilities for “comprehensive solutions,” and will enable rapid increase in global competitiveness especially in the “energy systems,” “heating/refrigeration/air conditioning” and “network AV” business, which are indicated in the GT12 as core businesses to lead sales and profits of the entire group companies. Also, in each business such as “healthcare,” “security,” and “LED,” which is positioned as the “key business for the next generation”, the Company will make efforts to accelerate the growth of such business by combining the capacities of the three companies for research and development as well as market development.

Additionally, the Company intends to realize further reinforcement of management structure and cost competitiveness through business integration and unification of the business sites of the three companies, and through optimizing and streamlining the head office organization.

Through these measures, the Company aims to ensure the achievement of the targets of the midterm management plan, GT12, which the Company announced on May 7, 2010: “10 trillion yen in sales, 5 percent or more in operating profit to sales ratio, 10 percent in ROE, a three-year accumulative total of over 800 billion yen in free cash flow, and 50 million ton reduction in CO2 emissions compared to the estimated amount of emissions (using the fiscal year 2005 as the base)” targeted for the fiscal year ending March 2013, and further aims to exceed these targets.

As mentioned above, for the purpose of the Acquisition of All Shares of the Subsidiaries, the three companies - the Company, Panasonic Electric Works and the Target - adopted a plan whereby the Company will implement the Tender Offers of the Subsidiaries and the Share Exchanges of the Subsidiaries (scheduled).

In the event that the “Acquisition of All Shares of the Target” is not achieved by the Tender Offer, a share exchange to make the Company a wholly-owning parent company and the Target a wholly-owned subsidiary after the Tender Offer (the “Share Exchange”) is anticipated to be implemented in order to promote the Acquisition of All Shares of the Subsidiaries. For the details of the Share Exchange, please refer to “(4) Policies Regarding Organizational Restructuring, etc. after the Tender Offer (Matters Concerning the so-called “Two-Tier Purchase”)” described below.

(3)	Measures to Ensure the Fairness of the Tender Offer such as Measures to Ensure the Fairness of the Tender Offer Purchase Price, and Measures to Avoid Conflicts of Interest

Taking into consideration the fact that the Target is currently the Company’s consolidated subsidiary and the fact that there are continuing business and personnel relationships between the Company and the Target, the Company and the Target have implemented the measures set forth below to ensure the fairness of the Tender Offer such as measures to ensure the fairness of the tender offer purchase price for the Target’s share (the “Tender Offer Purchase Price”) relating to the Tender Offer and measures to avoid conflicts of interest, etc.

(i)	Procurement of a Valuation Report from an Independent, Third-Party Valuation Institution

In order to ensure the fairness of the Tender Offer Purchase Price, when determining the Tender Offer Purchase Price, the Company has used as a reference a valuation report (the “Valuation Report”; Valuation Record Date: July 27, 2010) that was submitted on July 29, 2010 by Nomura Securities Co., Ltd. (“Nomura Securities”), the financial advisor acting as a third-party valuation institution independent from the Company and from the Target. The methods used by Nomura Securities were the average market price analysis, the comparable company analysis, and the discounted cash flow analysis (the “DCF Analysis”); the per-share value of the Target’s common stock calculated based on each of the foregoing methods is set forth below.

(a)	Average Market Price Analysis: 907 yen to 1,033 yen

Based on the average market price analysis, using July 27, 2010, as the record date, the per-share value of the Target’s common stock has been determined to be 907 yen to 1,033 yen, based on the respective average closing prices for the most recent 6 months, the most recent 3 months, the most recent 1 month and the most recent 1 week, and on the closing price on the record date of the shares of the Target’s common stock on the first section of the Tokyo Stock Exchange.

(b)	Comparable Company Analysis: 403 yen to 1,196 yen

Based on the comparable company analysis, the value of the Target’s shares of common stock has been evaluated by comparing the market stock prices and financial indicators that show profitability, etc., of those listed companies that are engaged in businesses that are relatively similar to the Target’s, and the per-share value of the Target’s common stock has been determined to be 403 yen to 1,196 yen.

(c)	DCF Analysis: 1,076 yen to 1,452 yen

The DCF Analysis is a method of analyzing the corporate value of the Target and the value of the Target’s shares of common stock based on its projected earnings and its investment plans set forth in its business plans, interviews with the Target’s management, publicly disclosed information and various other factors, etc. by discounting the Target’s future free cash flow projections to the present value using a specific discount rate (e.g., cost of capital applicable to the Target, etc.); based on this method, the per-share value of the Target’s common stock has been determined to be 1,076 yen to 1,452 yen.

The Company valued that the (proposed) purchase price with respect to the Tender Offer will be 1,110 yen, based on the nature and results of each of the valuation methods set forth in the Valuation Report and the results of negotiations and discussions with the Target, etc., and by comprehensively taking into account various factors such as (i) results of the business, legal, accounting and tax due diligence on the Target, (ii) the possibility of obtaining the endorsement of the Tender Offer by the Target’s Board of Directors, (iii) market trends of the price of the Target’s common shares; and (iv) the projected number of shares to be tendered in the Tender Offer.

Thereafter, the Company ultimately decided at the Board of Directors meeting held on July 29, 2010, that the Tender Offer Purchase Price shall be 1,110 yen, after receiving on July 29, 2010 from Nomura Securities a fairness opinion stating that the (proposed) tender offer purchase price of 1,110 yen valued through the above-mentioned process is proper for the Company from a financial viewpoint.

The Tender Offer Purchase Price of 1,110 yen per-share represents a premium of (i) 14.0% (rounded to the first decimal place; the same shall apply to indications of percentages hereinafter in this paragraph) over the closing price of the Target’s shares of common stock of 974 yen in ordinary trading on the first section of the Tokyo Stock Exchange on July 28, 2010, which is the day immediately preceding the day on which the Company announced the commencement of the Tender Offer, (ii) 22.1% over the simple average closing price of 909 yen (rounded down to a whole number; the same shall apply to indications of prices in yen hereinafter in this paragraph) in ordinary trading in the previous one-month period (from June 29, 2010 to July 28, 2010), (iii) 17.1% over the simple average closing price of 948 yen in ordinary trading in the previous three-month period (from April 30, 2010 to July 28, 2010) or (iv) 7.6% over the simple average closing price of 1,032 yen in ordinary trading in the previous six-month period (from January 29, 2010 to July 28, 2010).

(ii)	The Target’s Procurement of a Share Valuation Report

According to the Target, the Target appointed Daiwa Securities Capital Markets Co. Ltd. (“Daiwa Securities Capital Markets”), which is the financial advisor independent from the Target and the Company, as a third-party valuation institution, and received from Daiwa Securities Capital Markets a share valuation report on the Target’s shares on July 29, 2010. Furthermore, according to the Target, the Board of Directors of the Target received from Daiwa Securities Capital Markets a written opinion (fairness opinion) concerning the fact that the Tender Offer Purchase Price is not disadvantageous to the minority shareholders of the Target, stating that, subject to certain assumptions and reservations (*Note), the Tender Offer Purchase Price is fair to shareholders of the Target other than the Company, its related companies and controlling shareholders, etc. (meaning “Controlling Shareholders and other parties” set forth in the “Enforcement Regulations” provided for in Article 441-2 of the Securities Listing Regulations of Tokyo Stock Exchange and Article 436-3 of the Ordinance for Enforcement of the same.) from a financial viewpoint on July 29, 2010.

Daiwa Securities Capital Markets calculated the values of the shares of the Target using the average market price analysis, the comparable company analysis and the DCF analysis. Calculation results of the per share values of common stock of the Target by using the respective above-mentioned method are as follows.

(a)	Average Market Price Analysis: 910 yen to 959 yen

According to the Target, the average market price analysis makes a calculation by using July 28, 2010, as the valuation record date and bases such calculation on the average market price of the 1 month period and the 3 month period prior to such valuation record date and the period from the business date following July 23, 2010, which is the date the Target released “Panasonic Electric Works Upwardly Revises Fiscal 2011 Financial Forecast,” until the valuation record date.

(b)	Comparable Company Analysis: 778 yen to 1,101 yen

According to the Target, the comparable company analysis makes a calculation using comparative analysis concerning the financial information, the market stock prices, etc., of those listed companies that are engaged in businesses that are similar to the Target’s.

(c)	DCF Analysis: 1,038 yen to 1,373 yen

According to the Target, the DCF analysis calculate the value by discounting the Target’s future cash flow projections to the present value by using a specific discount rate based on the cost of capital, etc. Furthermore, the profit planning of the Target which is used as the foundation of the DCF analysis by Daiwa Securities Capital Markets is based on the midterm management plan released on April 27, 2010, and estimating the profit levels that take into consideration the revision of the Fiscal 2011 Consolidated Financial Forecast announced on July 23, 2010 that reflects current strong business performance.

According to the Target, the Target comprehensively evaluates the calculation results made by Daiwa Securities Capital Markets using the respective method.

(Note)

In submitting the share valuation report and the opinion, Daiwa Securities Capital Markets in principle used the information provided by the Target as well as publicly available information and materials, and assumed that all of these materials and information were accurate, complete and reasonable. Daiwa Securities Capital Markets has not independently verified the accurateness, completeness or reasonableness of those materials and information. In addition, Daiwa Securities Capital Markets has not independently evaluated, appraised or assessed the assets and liabilities (including off-balance-sheet assets and liabilities, and other contingent liabilities) of the Target and its affiliates, including analysis and evaluation of individual assets and liabilities, and has never requested any third-party agency to evaluate, appraise or assess them. Furthermore, Daiwa Securities Capital Markets has confirmed with the Target, and assumed that there are no undisclosed material facts that have an impact on, or contingent liabilities, off-balance-sheet liabilities, lawsuits, etc. that may have an impact on the valuations. Daiwa Securities Capital Markets has also assumed that the Target’s business plan and financial forecast have been reasonably prepared by the Target’s management pursuant to appropriate procedures and based on their current best forecast and judgment.

(iii)	Advice from a Law Firm

According to the Target, in connection with the discussions held, and the decisions made, by the Target’s Board of Directors, The Target appointed Kikkawa Law Offices as its legal advisor independent from the Company, and such law firm has provided the Target’s Board of Directors with legal advice concerning the decision-making method, procedures, etc. to be used by the Board of Directors, including various procedures relating to the Tender Offer.

(iv)	Unanimous Approval by the Directors who Attended the Board of Directors Meeting

According to the Target, during the Board of Directors meeting of the Target held today (which was attended by 14 directors (including 1 outside director) out of 15 directors (including 2 outside directors)), the Target carefully reviewed and considered the terms and conditions relating to the Tender Offer, giving consideration to such information as a share valuation report and the opinion (fairness opinion) obtained from Daiwa Securities Capital Markets, and legal advice provided by Kikkawa Law Offices. As a result, it was determined that the Tender Offer aimed at acquiring all shares of the Target will be highly beneficial to the enhancement of the corporate value of the Target, that the conditions relating to the Tender Offer are appropriate, and that the Tender Offer provided all of the Target’s shareholders with an opportunity to sell the Target’s share for a reasonable price, and therefore a resolution was adopted with the approval of all of the directors in attendance to endorse the Tender Offer, and to recommend that the Target’s shareholders tender their shares in the Tender Offer. Further, according to the Target, all of the Target’s auditors (3 auditors, including 1 outside auditor out of 4 auditors (including 2 outside auditors)) attended such Board of Directors meeting and expressed the opinion that they had no objection for the Target’s Board of Directors to endorse the Tender Offer.

It should be noted that the Company has been informed that, since Mr. Koshi Kitadai, an outside director of the Target, also serves as a corporate advisor of the Company, he did not participate in any of the discussions or voting on the Tender Offer in order to prevent conflicts of interest, and that they did not participate in any of the discussions/negotiations with the Company on behalf of the Target. The Company has been informed, further, that Mr. Yutaka Maehashi, who is an outside auditor of the Target, because he also serves as an employee of the Company, did not participate in the above-referenced discussions or voting, in order to prevent conflicts of interest.

(v)	Relatively Long Period of the Tender Offer, etc.

Pursuant to applicable laws and regulations, the tender offer period of a tender offer is required to be at least 20 business days; the Company has, by causing the tender offer period of the Tender Offer to be relatively long (i.e., 31 business days), ensured the fairness of the Tender Offer Purchase Price by ensuring that all of the Target’s shareholders will have sufficient opportunity to consider and decide whether or not to tender their shares in the Tender Offer, and that an opportunity for other offerors to commence a tender offer for the Target’s shares has been secured.

Further, the Company and the Target have not made any agreement that would restrict the Target and an offeror other than the Company to make contacts with each other, etc., in the case where such other offeror emerges.

(4)	Policies Regarding Organizational Restructuring, etc. after the Tender Offer (Matters Concerning the so-called “Two-Tier Purchase”)

As explained in “(1) Overview of the Tender Offer” and “(2) Description of the Decision-Making Process through which the Decision to Implement the Tender Offer was Made, and Management Policies after the Tender Offer” above, the Company’s policy is to make the Target the Company’s wholly-owned subsidiary, and the Company plans to acquire all of the issued shares of common stock of the Target (excluding the Target’s shares owned by the Company) through the Tender Offer and through the Share Exchange (defined below).

That is to say, if the Company does not acquire all of the issued shares of common stock of the Target (excluding treasury shares owned by the Target) through the Tender Offer, the Company plans to acquire all of the issued shares of common stock of the Target (excluding the Target’s shares owned by the Company) after the Tender Offer by implementing the Share Exchange with the Target through which the Company will become the Target’s sole shareholder and the Target will become the Company’s wholly-owned subsidiary. In such way, the Company will provide the Target’s shareholders (other than the Company) with the choice of either selling their shares at the Tender Offer Purchase Price or becoming shareholders of the Company through the Share Exchange, which would enable them to continuously support the Panasonic Group’s efforts to realize GT12 and to become the “No.1 Green Innovation Company in the Electronics Industry.”

It is anticipated that, in connection with the Share Exchange, the shares of the Company’s stock will be issued in consideration for shares of the Target’s common stock owned by all of the Target’s shareholders (other than the Company); upon going through the necessary statutory procedures, all of the Target’s shares of common stock, including the Target’s shares that were not tendered in the Tender Offer (excluding the Target’s shares owned by the Company) will be exchanged for shares of the Company’s common stock, and every shareholder of the Target, to whom not less than 1 share of the Company’s share is allocated, will become a shareholder of the Company. The Share Exchange is planned to be implemented, and the effective date thereof is scheduled to occur, in or around April 2011.

The Share Exchange is planned to be implemented in the form of a summary share exchange (kani kabushiki kokan) prescribed in the main text of Article 796, Paragraph 3 of the Companies Act, without obtaining the approval of the Company’s shareholders at a general meeting of shareholders. Further, the Share Exchange may be implemented in the form of a short form share exchange (ryakushiki kabushiki kokan) prescribed in the provisions of Article 784, Paragraph 1 of the Companies Act, without obtaining the approval of the Target’s shareholders at a general meeting of shareholders.

To ensure the fairness and the validity of the share exchange ratio applicable to the Share Exchange, such share exchange ratio will be determined after the completion of the Tender Offer, with reference to the share exchange ratio evaluated by a third party valuation institution independent from the Company and the Target, through consultations between the Company and the Target, giving full consideration to the interest of the Company’s shareholders as well as the interest of the Target’s shareholders, respectively; however, when determining the consideration to be received by the Target’s shareholders upon the Share Exchange (i.e., the Company’s shares; provided, however, that, if there is a fractional number of share less than one whole share in the number of shares to be received, cash equivalent to such fractional share shall be distributed in accordance with the Companies Act), the Target’s share is expected to be valued based on a price equivalent to the Tender Offer Purchase Price. In connection with the Share Exchange, any shareholder of the Target, which will become a wholly-owned subsidiary of the Company, will be entitled to demand that the Target purchase the shares owned by such shareholder pursuant to the procedures prescribed by the Companies Act and other applicable laws and regulations. In such event, the purchase price shall ultimately be determined by the court.

(5)	Prospects for Delisting and Reasons Therefore

The Target’s shares of common stock are currently listed on the first section of the Tokyo Stock Exchange and on the first section of the Osaka Securities Exchange. Because the Company has not set the maximum number of shares scheduled to be purchased through the Tender Offer, depending on the results of the Tender Offer, it is possible that shares of the Target’s common stock will be delisted pursuant to the delisting standards of the Tokyo Stock Exchange and the Osaka Securities Exchange, following the implementation of the specified procedures. Further, even if the applicable criteria for delisting are not met upon the completion of the Tender Offer, the Company plans to make the Target its wholly-owned subsidiary thereafter through the Share Exchange as described in “(4) Policies Regarding Organizational Restructuring, etc. after the Tender Offer (Matters Concerning the so-called “Two-Tier Purchase”)” above, and if such procedures are implemented, the Target’s shares of common stock will be delisted after the specified procedures are completed pursuant to the delisting standards of the Tokyo Stock Exchange and the Osaka Securities Exchange. After the delisting, it will be impossible to trade the Target’s shares of common stock on the Tokyo Stock Exchange and the Osaka Securities Exchange.

(6)	Matters Concerning Material Agreements between the Company and Shareholders of the Target on the Tender in the Tender Offer

Not applicable.

2.	Outline of the Tender Offer and Other Information

(1)	Outline of the Target

(i)	Corporate Name	Panasonic Electric Works Co., Ltd.

(ii)	Head Office	1048, Kadoma, Osaka 57l-8686, Japan

(iii)	Name and Title of Representative	President and Representative Director Shusaku Nagae

(iv)	Description of Business	Manufacturing and sales of electrical and electronic equipments, etc.

(v)	Paid-in Capital	148,513 million yen (as of March 31, 2010)

(vi)	Date Established	December 15, 1935

(vii)	Major Shareholders and Shareholding Ratio (as of March 31, 2010)

Panasonic Corporation

The Master Trust Bank of Japan, Ltd. (trust account)

Japan Trustee Services Bank, Ltd. (trust account)

Panasonic Electric Works Employees’ Shareholding Association

Nippon Life Insurance Company

Japan Trustee Services Bank, Ltd. (trust account 9)

Zenkyoren (the National Mutual Insurance Federation of Agricultural Cooperatives)

Sumitomo Mitsui Banking Corporation

The Nomura Trust and Banking Co., Ltd. (trust account)

The Chase Manhattan Bank, N.A. London Secs Lending Omnibus Account (Standing Proxy: Settlement & Clearing Services Division, Mizuho Corporate Bank, Ltd.)

51.00% 5.20% 3.34% 1.58% 1.06% 0.92% 0.79% 0.69% 0.63% 0.57%

(viii)	Relationships between the Company and the Target:

	Capital Relationship	The Company owns 383,049,035 shares, which is equivalent to 51.00% of the total number of issued shares of the Target (751,074,788 shares).

	Personnel Relationship	1 corporate advisor and 1 employee of the Company assume office, respectively, as an outside director and as an outside auditor of the Target.

	Transaction Relationship	The Company conducts sales and purchase transactions of finished products, merchandise, material, etc. with the Target.

	Status as a Related Party	The Company is the Target’s parent company, and therefore, the Target is a Related Party of the Company.

(2)	Tender Offer Period

(i)	Tender Offer Period determined at time of filing of the Statement

From August 23, 2010 (Monday) through October 6, 2010 (Wednesday) (31 business days)

(ii)	Possible extension of Tender Offer Period at Target’s request

Not applicable.

(3)	Tender Offer Purchase Price

1,110 yen per share of common stock

(4)	Calculation Base, Etc. of Tender Offer Purchase Price

(i)	Basis of Calculation

In order to ensure the fairness of the Tender Offer Purchase Price, when determining the Tender Offer Purchase Price, the Company has used as a reference the Valuation Report that was submitted on July 29, 2010 by Nomura Securities, the financial advisor acting as a third party valuation institution independent from the Company and from the Target. The methods used by Nomura Securities were the average market price analysis, the comparable company analysis, and the DCF Analysis; the per-share value of the Target’s common stock calculated based on each of the foregoing methods is set forth below.

(a)	Average Market Price Analysis: 907 yen to 1,033 yen

Based on the average market price analysis, using July 27, 2010, as the record date, the per-share value of the Target’s common stock has been determined to be 907 yen to 1,033 yen, based on the respective average closing prices for the most recent 6 months, the most recent 3 months, the most recent 1 month and the most recent 1 week, and on the closing price on the record date of the shares of the Target’s common stock on the first section of the Tokyo Stock Exchange.

(b)	Comparable Company Analysis: 403 yen to 1,196 yen

Based on the comparable company analysis, the value of the Target’s shares of common stock has been evaluated by comparing the market stock prices and financial indicators that show profitability, etc., of those listed companies that are engaged in businesses that are relatively similar to the Target’s, and the per-share value of the Target’s common stock has been determined to be 403 yen to 1,196 yen.

(c)	DCF Analysis: 1,076 yen to 1,452 yen

The DCF Analysis is a method of analyzing the corporate value of the Target and the value of the Target’s shares of common stock based on its projected earnings and its investment plans set forth in its business plans, interviews with the Target’s management, publicly disclosed information and various other factors, etc. by discounting the Target’s future free cash flow projections to the present value using a specific discount rate (e.g., cost of capital applicable to the Target, etc.); based on this method, the per-share value of the Target’s common stock has been determined to be 1,076 yen to 1,452 yen.

The Company valued that the (proposed) purchase price with respect to the Tender Offer will be 1,110 yen, based on the nature and results of each of the valuation methods set forth in the Valuation Report and the results of negotiations and discussions with the Target, etc., and by comprehensively taking into account various factors such as (i) results of the business, legal, accounting and tax due diligence on the Target, (ii) the possibility of obtaining the endorsement of the Tender Offer by the Target’s Board of Directors; (iii) market trends of the price of the Target’s common shares; and (iv) the projected number of shares to be tendered in the Tender Offer.

Thereafter, the Company ultimately decided at the Board of Directors meeting held on July 29, 2010, that the Tender Offer Purchase Price shall be 1,110 yen, after receiving on July 29, 2010 from Nomura Securities a fairness opinion stating that the (proposed) tender offer purchase price of 1,110 yen valued through the above-mentioned process is proper for the Company from a financial viewpoint.

The Tender Offer Purchase Price of 1,110 yen per-share represents a premium of (i) 14.0% (rounded to the first decimal place; the same shall apply to indications of percentages hereinafter in this paragraph) over the closing price of the Target’s shares of common stock of 974 yen in ordinary trading on the first section of the Tokyo Stock Exchange on July 28, 2010, which is the day immediately preceding the day on which the Company announced the commencement of the Tender Offer, (ii) 22.1% over the simple average closing price of 909 yen (rounded down to a whole number; the same shall apply to indications of prices in yen hereinafter in this paragraph) in ordinary trading in the previous one-month period (from June 29, 2010 to July 28, 2010), (iii) 17.1% over the simple average closing price of 948 yen in ordinary trading in the previous three-month period (from April 30, 2010 to July 28, 2010) or (iv) 7.6% over the simple average closing price of 1,032 yen in ordinary trading in the previous six-month period (from January 29, 2010 to July 28, 2010).

(ii)	Process of calculation

(Process to determine the Tender Offer Purchase Price)

Although the Company and the Target have already shared a management strategy as group companies and have implemented various measures, the business environment surrounding the Panasonic Group continues to change dramatically and rapidly. While business expansion opportunities have been presented by the rapidly expanding environment-related and energy-related markets and the burgeoning emerging markets, competition with Korean, Taiwanese and Chinese companies, as well as Japanese, U.S. and European companies, etc. has intensified not only in the Digital AVC Networks field, but also in the fields of rechargeable battery, solar cells and electric vehicle-related business, etc. It has become difficult for companies to prevail over the global competition in the expanding market without speeding up the strategy execution and implementing all measures to demonstrate further group-wide potential.

In such circumstances, taking the proposal of the Company as an opportunity, the Company and the Target have, since around the end of June 2010, continuously discussed and considered various measures to further increase the corporate value of both companies. As a result, the Company and the Target came to the conclusion that realizing the acceleration of decision-making and maximization of the group synergies by making the Target a wholly-owned subsidiary of the Company through the Tender Offer and transactions thereafter and accelerating efforts toward becoming the “No. 1 Green Innovation Company in the Electronics Industry” are significantly beneficial, not only to expand the corporate value of the Target but also to expand the corporate value of the entire Panasonic Group. Therefore, the Company decided to commence the Tender Offer, and through the process described below, determined the Tender Offer Purchase Price.

(a)	Name of the Third-Party from which the Company received the Opinion in the Process of Calculation

In determining the Tender Offer Purchase Price, around June, 2010, the Company requested Nomura Securities, the financial advisor acting as a third-party valuation institution and independent from the Company and the Target, to calculate the value of the Target’s shares of common stock, and the Company received the Valuation Report from Nomura Securities on July 29, 2010. In addition, the Company received the fairness opinion from Nomura Securities on July 29, 2010, stating that the Tender Offer Purchase Price of 1,110 yen is proper for the Company from a financial viewpoint.

(b)	Summary of the Opinion

Nomura Securities calculated the value of the Target’s shares of common stock by using the average market price analysis, the comparable company analysis, and the DCF analysis; the per-share value of the Target’s shares of common stock calculated based on each of the foregoing methods is set forth below.

Average Market Price Analysis: 907 yen to 1,033 yen

Comparable Company Analysis: 403 yen to 1,196 yen

DCF Analysis: 1,076 yen to 1,452 yen

(c)	Process to determine the Tender Offer Purchase Price based on the Opinion

The Company ultimately decided at the Board of Directors meeting held on July 29, 2010 that the Tender Offer Purchase Price shall be 1,110 yen, based on the nature and results of each of the valuation methods set forth in the Valuation Report and the results of negotiations and discussions with the Target, etc., and by comprehensively taking into account various factors such as (i) results of the business, legal, accounting and tax due diligence, (ii) the possibility of obtaining the endorsement of the Tender Offer by the Target’s Board of Directors, (iii) market trends of the price of the Target’s shares of common stock; and (iv) the projected number of shares to be tendered in the Tender Offer.

(Measures to Ensure the Fairness of the Tender Offer such as Measures to Ensure the Fairness of the Tender Offer Purchase Price, and Measures to Avoid Conflicts of Interest)

Taking into consideration the fact that the Target is currently the Company’s consolidated subsidiary and the fact that there are continuing business and personnel relationships between the Company and the Target, the Company and the Target have implemented the measures set forth below to ensure the fairness of the Tender Offer such as measures to ensure the fairness of the Tender Offer Purchase Price for the Target’s shares of common stock relating to the Tender Offer and measures to avoid conflicts of interest, etc.

(a)	Procurement of a Valuation Report from an Independent, Third-Party Valuation Institution

In order to ensure the fairness of the Tender Offer Purchase Price, when determining the Tender Offer Purchase Price, the Company has used as a reference the Valuation Report that was submitted on July 29, 2010 by Nomura Securities, the financial advisor acting as a third-party valuation institution independent from the Company and from the Target.

(b)	The Target’s Procurement of a Share Valuation Report

According to the Target, the Target appointed Daiwa Securities Capital Markets, which is the financial advisor independent from the Target and the Company, as a third-party valuation institution, and received from Daiwa Securities Capital Markets a share valuation report on the Target’s shares on July 29, 2010. Furthermore, according to the Target, the Board of Directors of the Target received from Daiwa Securities Capital Markets a written opinion (fairness opinion) concerning the fact that the Tender Offer Purchase Price is not disadvantageous to the minority shareholders of the Target, stating that, subject to certain assumptions and reservations (* above-mentioned Note), the Tender Offer Purchase Price is fair to shareholders of the Target other than the Company, its related companies and controlling shareholders, etc. from a financial viewpoint on July 29, 2010.

Daiwa Securities Capital Markets calculated the values of the shares of the Target using the average market price analysis, the comparable company analysis and the DCF analysis. Calculation results of the per share values of common stock of the Target by using the respective above-mentioned method are as follows.

x.	Average Market Price Analysis: 910 yen to 959 yen

According to the Target, the average market price analysis makes a calculation by using July 28, 2010, as the valuation record date and bases such calculation on the average market price of the 1 month period and the 3 month period prior to such valuation record date and the period from the business date following July 23, 2010, which is the date the Target released “Panasonic Electric Works Upwardly Revises Fiscal 2011 Financial Forecast,” until the valuation record date.

y.	Comparable Company Analysis: 778 yen to 1,101 yen

According to the Target, the comparable company analysis makes a calculation using comparative analysis concerning the financial information, the market stock prices, etc., of those listed companies that are engaged in businesses that are similar to the Target’s.

z.	DCF Analysis: 1,038 yen to 1,373 yen

According to the Target, the DCF analysis calculate the value by discounting the Target’s future cash flow projections to the present value by using a specific discount rate based on the cost of capital, etc. Furthermore, the profit planning of the Target which is used as the foundation of the DCF analysis by Daiwa Securities Capital Markets is based on the midterm management plan released on April 27, 2010, and estimating the profit levels that take into consideration the revision of the Fiscal 2011 Consolidated Financial Forecast announced on July 23, 2010 that reflects current strong business performance.

According to the Target, the Target comprehensively evaluates the calculation results made by Daiwa Securities Capital Markets using the respective method.

(c)	Advice from a Law Firm

According to the Target, in connection with the discussions held, and the decisions made, by the Target’s Board of Directors, the Target appointed Kikkawa Law Offices as its legal advisor independent from the Company, and such law firm has provided the Target’s Board of Directors with legal advice concerning the decision-making method, procedures, etc. to be used by the Board of Directors, including various procedures relating to the Tender Offer.

(d)	Unanimous Approval by The Directors Who Attended The Board Of Directors Meeting

According to the Target, during the Board of Directors meeting of the Target held today (which was attended by 14 directors (including 1 outside director) out of 15 directors (including 2 outside directors)), the Target carefully reviewed and considered the terms and conditions relating to the Tender Offer, giving consideration to such information as a share valuation report and the opinion (fairness opinion) obtained from Daiwa Securities Capital Markets, and legal advice provided by Kikkawa Law Offices. As a result, it was determined that the Tender Offer aimed at acquiring all shares of the Target will be highly beneficial to the enhancement of the corporate value of the Target, that the conditions relating to the Tender Offer are appropriate, and that the Tender Offer provided all of the Target’s shareholders with an opportunity to sell the Target’s share for a reasonable price, and therefore a resolution was adopted with the approval of all of the directors in attendance to endorse the Tender Offer, and to recommend that the Target’s shareholders tender their shares in the Tender Offer. Further, according to the Target, all of the Target’s auditors (3 auditors, including 1 outside auditor out of 4 auditors (including 2 outside auditors)) attended such Board of Directors Meeting and expressed the opinion that they had no objection for the Target’s Board of Directors to endorse the Tender Offer.

It should be noted that the Company has been informed that, since Mr. Koshi Kitadai, an outside director of the Target, also serves as a corporate advisor of the Company, did not participate in any of the discussions or voting on the Tender Offer in order to prevent a conflict of interest, and that they did not participate in any of the discussions/negotiations with the Company on behalf of the Target. The Company has been informed, further, that Mr. Yutaka Maehashi, who is an outside auditor of the Target, because he also serves as an employee of the Company, did not participate in the above-referenced discussions or voting, in order to prevent conflicts of interest.

(e)	Relatively Long Period of the Tender Offer, etc.

Pursuant to applicable laws and regulations, the tender offer period of a tender offer is required to be at least 20 business days; the Company has, by causing the tender offer period of the Tender Offer to be relatively long (i.e., 31 business days), ensured the fairness of the Tender Offer Purchase Price by ensuring that the Target’s shareholders will have sufficient opportunity to consider and decide whether or not to tender their shares in the Tender Offer, and that an opportunity for other offerors to commence a tender offer for the Target’s shares has been secured.

Further, the Company and the Target have not made any agreement that would restrict the Target and an offeror other than the Company to make contacts with each other, etc., in the case where such other offeror emerges.

(iii)	Relationship with Valuation Institution

Nomura Securities, which is acting as the financial advisor (the valuation institution) to the Company, does not have any material interest in the Tender Offer.

(5)	Number of Share Certificates, Etc. Scheduled to be Purchased

Number of shares scheduled to be purchased	Minimum number of shares scheduled to be purchased	Maximum number of shares scheduled to be purchased
356,913,031 shares	Not applicable	Not applicable

Note 1)	No minimum or maximum number of share certificates, etc. scheduled to be purchased has been established in the Tender Offer. The Company will purchase all of the share certificates, etc. tendered in the Tender Offer.

Note 2)	The number of shares scheduled to be purchased (356,913,031 shares) is calculated by deducting the sum of the number of shares of the Target held by the Tender Offeror as of July 29,2010 (383,049,035 shares) and the number of treasury shares held by the Target as of March 31, 2010 as described in the securities report for the 104th term that was submitted by the Target on June 18, 2010 (11,112,722 shares), from the number of issued shares as of March 31, 2010, as described in the securities report for the 104th term that was submitted by the Target on June 18, 2010 (751,074,788 shares).

Note 3)	Shares less than one unit are also subject to the Tender Offer. If a shareholder exercises the right to demand the purchase of shares less than one unit pursuant to the Companies Act, the Target may purchase its own shares during the tender offer period pursuant to the procedures required under the applicable laws and regulations.

Note 4)	The Tender Offeror does not plan to purchase treasury shares held by the Target through the Tender Offer.

(6)	Change in Ownership Percentage of Share Certificates, Etc. as a Result of Tender Offer

Number of Voting Rights Represented by Share Certificates, Etc. Held by the Tender Offeror before the Tender Offer	383,049 units	(Ownership Percentage of Share Certificates, Etc. before the Tender Offer: 51.77%)

Number of Voting Rights Represented by Share Certificates, Etc. Held by Special Related Parties before the Tender Offer	Not determined yet	(Ownership Percentage of Share Certificates, Etc. before the Tender Offer: Not determined yet)

Number of Voting Rights Represented by Share Certificates, Etc. Scheduled to be Purchased	356,913 units	(Ownership Percentage of Share Certificates, Etc. after the Tender Offer: 100.00%)

Total Number of Voting Rights of Shareholders, Etc. of the Target	734,722 units

Note 1)	The “Number of Voting Rights Represented by Share Certificates, Etc. Scheduled to be Purchased,” is the number of voting rights relating to share certificates, etc. scheduled to be purchased for the Tender Offer.

Note 2)	The “Number of Voting Rights Represented by Share Certificates, Etc. Held by Special Related Parties before the Tender Offer” is not determined at present, but will be examined and is scheduled to be disclosed until August 23, 2010, which is the commencement date of the Tender Offer.

Note 3)	The “Total Number of Voting Rights of Shareholders, Etc. of the Target” is the total number of voting rights of all shareholders as of March 31, 2010 as described in the securities report for the 104th term that was submitted by the Target on June 18, 2010 (indicated therein as 1,000 shares per unit). However, since the shares less than one unit and cross-held shares are also subject to the Tender Offer, in calculating the “Ownership Percentage of Share Certificates, Etc. before the Tender Offer” and the “Ownership Percentage of Share Certificates, Etc. after the Tender Offer,” the total number of voting rights (739,962 units), corresponding to the number of shares (739,962,066 shares) obtained by deducting the number of treasury shares held by the Target as of March 31, 2010 as described in the securities report for the 104th term that was submitted by the Target on June 18, 2010 (11,112,722 shares), from the total number of shares issued as of March 31, 2010 as described in the securities report for the 104th term that was submitted by the Target on June 18, 2010 (751,074,788 shares), is used as the denominator.

Note 4)	The “Ownership Percentage of Share Certificates, Etc. before the Tender Offer” and the “Ownership Percentage of Share Certificates, Etc. after the Tender Offer” are rounded to the second decimal place.

(7)	Payment for Purchase 396,173 million yen

(8)	Method of Settlement

(i)	Names and addresses of the head offices of the financial instruments dealers and banks, etc. responsible for settlement of purchase, etc.

Nomura Securities Co., Ltd.

9-1, Nihonbashi 1-chome, Chuo-ku, Tokyo

(ii)	Tender Offer settlement commencement date

October 14, 2010 (Thursday)

(iii)	Method of settlement

A notice of purchase, etc. through the Tender Offer shall be mailed to the addresses of the tendering shareholders, etc. (or to the addresses of the standing proxies in the case of non-resident shareholders, etc.) without delay after the expiry of the tender offer period (except where the shares were tendered via NOMURAJOY, the exclusive Internet service provided by the tender offer agent). In the case where the shares were tendered via NOMURAJOY, a notice of purchase will be delivered by the means prescribed on NOMURAJOY’s website (https://www.nomurajoy.jp/).

Payment for the shares will be made in cash. The tendering shareholders, etc. will receive the sales proceeds resulting from the Tender Offer through the methods designated by the tendering shareholders, etc., such as remittance (the tendering shareholders, etc. may be liable for remittance charges).

(iv)	Method of returning share certificates, etc.

In the event that all of the tendered share certificates, etc. are not purchased under the terms and conditions mentioned in “(ii) Conditions of withdrawal, etc. of Tender Offer, details thereof and method of disclosure of withdrawal, etc.” of “(9) Other Conditions and Methods of Purchase, Etc.” provided below, the share certificates, etc. required to be returned will be returned promptly on or after the commencement date of the settlement (or the date of withdrawal, etc. in the event of a withdrawal, etc. of the Tender Offer) by way of restoring the record of the shares back to the state that existed immediately prior to the relevant tender. (If the tendering shareholders, etc. would like to transfer the record of the share certificates, etc. to an account established with any other financial instruments dealer, etc., please indicate accordingly.)

(9)	Other Conditions and Methods of Purchase, Etc.

(i)	Conditions set forth in each Item of Article 27-13, Paragraph 4 of the Financial Instruments and Exchange Act (Act No. 25 of 1948, as amended, the “Act”)

A maximum or minimum number of the share certificates, etc. scheduled to be purchased has not been established in the Tender Offer. Therefore, the Tender Offeror will purchase all of the tendered share certificates, etc.

(ii)	Conditions of withdrawal, etc. of Tender Offer, details thereof and method of disclosure of withdrawal, etc.

Upon the occurrence of any event listed in Article 14, Paragraph 1, Items 1.1 through 1.9, Items 1.12 through 1.18, Items 3.1 through 3.8, and Item 4, and in Article 14, Paragraph 2, Items 3 through 6 of the Financial Instruments and Exchange Act Enforcement Ordinance of Japan (Governmental Ordinance No.321 of 1965, as amended, the “Enforcement Order”), the Tender Offeror may withdraw the Tender Offer. In the event that the Tender Offeror intends to withdraw the Tender Offer, the Tender Offeror shall give public notice electronically and then post notice in the Nihon Keizai Shimbun that such public notice has been made; provided, however, that, if it is impracticable to give such notice by the last day of the tender offer period, the Tender Offeror shall make a public announcement pursuant to Article 20 of the Cabinet Office Ordinance on Disclosure of Takeover Bids of Shares Conducted by Non-Issuers (Ministry of Finance Japan Ordinance No.38 of 1990, as amended, the “TOB Order”) and give public notice immediately thereafter.

(iii)	Conditions for reduction of price of purchase etc., details thereof and method of disclosure of reduction

Pursuant to Article 27-6, Paragraph 1, Item 1 of the Act, if the Target takes any action enumerated in Article 13, Paragraph 1 of the Enforcement Order during the tender offer period, the Tender Offeror may reduce the price of purchase etc. in accordance with the methods provided for in Article 19, Paragraph 1 of the TOB Order. In the event that the Tender Offeror intends to reduce the price of purchase, etc., the Tender Offeror shall give public notice electronically, and then post notice in the Nihon Keizai Shimbun that such public notice has been made; provided, however, that, if it is impracticable to give such notice by the last day of the tender offer period, the Tender Offeror shall make a public announcement pursuant to Article 20 of the TOB Order and give public notice immediately thereafter. If the price of purchase, etc. is reduced, the Tender Offeror shall purchase any and all tendered share certificates, etc. at such reduced price, even if such share certificates, etc. were tendered prior to such public notice.

(iv)	Matters concerning tendering shareholders, etc. right of cancellation of the tender

Tendering shareholders, etc. may cancel a tender of the Tender Offer at any time during the tender offer period. Tendering shareholders, etc. who wish to cancel their tenders must deliver, or send by mail, a cancellation notice stating that such tendering shareholder, etc. hereby cancels his/her tender of the Tender Offer (the “Cancellation Notice”) and the receipt of tender for the Tender Offer to the head office or any branch (excluding NOMURAJOY, which is an exclusive Internet service used by the tender offer agent) of the tender offer agent in Japan that accepted the tender, by 3:30 p.m. on the last day of the tender offer period. Please note that the Cancellation Notice must be received by 3:30 p.m. on the last day of the tender offer period if sent by mail. If tendering shareholders, etc. wish to cancel any tender made via NOMURAJOY, please complete the cancellation procedures through the process shown on the website of NOMURAJOY (https://www.nomurajoy.jp/) by 3:30 p.m. on the last day of the tender offer period. No compensation for damages or penalty payments shall be claimed against any tendering shareholders, etc. by the Tender Offeror in the event that the tender by such tendering shareholders is cancelled. The cost of returning the tendered share certificates, etc. shall also be borne by the Tender Offeror.

(v)	Method of disclosure if the terms and conditions, etc. of the Tender Offer are changed

If any terms or conditions, etc. of the Tender Offer are to be changed, the Tender Offeror shall give public notice electronically regarding the details, etc. of such changes and then post notice in the Nihon Keizai Shimbun that such public notice has been made; provided, however, that, if it is impracticable to give such notice by the last day of the tender offer period, the Tender Offeror shall make a public announcement pursuant to Article 20 of the TOB Order and give public notice immediately thereafter. If any change is made to the terms and conditions of the Tender Offer, the Tender Offeror shall purchase any and all tendered share certificates, etc. in accordance with the amended terms and conditions, etc., even if such share certificates, etc. were tendered prior to such public notice.

(vi)	Method of disclosure if amendment statement is filed

If an amendment statement is filed with the Director-General of the Kanto Local Finance Bureau, except for the case provided for in the proviso of Article 27-8, Paragraph 11 of the Act, the Tender Offeror shall forthwith make a public announcement of the contents thereof that pertain to the contents of the Public Notice of the Commencement of Tender Offer, in accordance with the method set forth in Article 20 of the TOB Order. The Tender Offeror shall also forthwith amend the tender offer explanatory statement and deliver the amended tender offer explanatory statement to the tendering shareholders, etc. who have already received the tender offer explanatory statement; provided, however, that, if the scope of the amendment is narrow, the Tender Offeror will instead prepare a document stating the reason(s) for the amendment, the matters amended and the contents as amended and deliver said document to the tendering shareholders, etc.

(vii)	Method of disclosure of results of the Tender Offer

The Tender Offeror shall make a public announcement regarding the results of the Tender Offer, in accordance with the methods provided for in Article 9-4 of the Enforcement Order and Article 30-2 of the TOB Order, on the day immediately following the last day of the Tender Offer Period.

(10)	Date of the Public Notice of the Commencement of Tender Offer

August 23, 2010 (Monday)

(11)	Tender Offer Agent

Nomura Securities Co., Ltd.

9-1, Nihonbashi 1-chome, Chuo-ku, Tokyo

3.	Policies, Etc. After the Tender Offer and Prospects for the Future

(1)	Policies, etc. subsequent to the Tender Offer

With respect to the policies, etc. after the Tender Offer, please refer to “1. Purpose of the Tender Offer.”

(2)	Prospect of the impact on future performance

The impact of the Tender Offer on the performance of the Panasonic Group will be reported as soon as it is ascertained.

4.	Other Matters

(1)	Agreements between the Tender Offeror and the Target or its Directors, and a Summary thereof

According to the Target, in the Board of Directors meeting of the Target held today, a resolution to endorse the Tender Offer and to recommend that the Target’s shareholders tender their shares in the Tender Offer was adopted.

In detail, according to the Target, during the Board of Directors meeting of the Target held today, 2010 (which was attended by 14 directors (including 1 outside director) out of 15 directors (including 2 outside directors)), the Target carefully reviewed and considered the terms and conditions relating to the Tender Offer, giving consideration to such information as a share valuation report and the opinion (fairness opinion) obtained from Daiwa Securities Capital Markets, and legal advice provided by Kikkawa Law Offices. As a result, it was determined that the Tender Offer aimed at acquiring all shares of the Target will be highly beneficial to the enhancement of the corporate value of the Target, that the conditions relating to the Tender Offer are appropriate, and that the Tender Offer provided all of the Target’s shareholders with an opportunity to sell the Target’s share for a reasonable price, and therefore a resolution was adopted with the approval of all of the directors in attendance to endorse the Tender Offer, and to recommend that the Target’s shareholders tender their shares in the Tender Offer. Further, according to the Target, all of the Target’s auditors (3 auditors, including 1 outside auditor out of 4 auditors (including 2 outside auditors)) attended such Board of Directors meeting and expressed the opinion that they had no objection for the Target’s Board of Directors to endorse the Tender Offer.

It should be noted that the Company has been informed that since Mr. Koshi Kitadai an outside director of the Target, also serves a corporate advisor of the Company, did not participate in any of the discussions or voting on the Tender Offer in order to prevent a conflict of interest, and that they did not participate in any of the discussions/negotiations with the Company on behalf of the Target. The Company has been informed, further, that Mr. Yutaka Maehashi, who is an outside auditor of the Target, because he also serves as an employee of the Company, did not participate in the above-referenced discussions or voting, in order to prevent conflicts of interest.

As for the “Decision-Making Process through which the Decision to Implement the Tender Offer was made” and “Details of the Measures to Avoid Conflicts of Interest,” please refer to “(2) Description of the Decision-Making Process through which the Decision to Implement the Tender Offer was made and Management Policies after the Tender Offer” and “(3) Measures to Ensure the Fairness of the Tender Offer such as Measures to Ensure the Fairness of the Tender Offer Purchase Price, and Measures to Avoid Conflicts of Interest” under “1. Purpose of the Tender Offer.”

(2)	Other Relevant information Necessary for Investor’s Decision of the Target

(i)	The Target announced its press release titled “Panasonic Electric Works Upwardly Revises Fiscal 2011 Financial Forecast” on July 23, 2010, the summary of which is as follows below. The information below is extracted from the announcement made by the Target, and the Tender Offeror is not in a position to verify the accuracy and the validity thereof, and has not verified the same.

(The content of the announcement made by the Target)

The Target announced a revision of its consolidated financial forecast, made on April 27, 2010, for the current fiscal year, ending March 31, 2011(FY2011), as follows:

(1) The Revised Forecast for the Q1-Q2 Accumulated Period of FY2011

	Sales (JP¥ millions)	Operating Income (JP¥ millions)	Net Income (JP¥ millions)
The previous forecast (A)	717,000	12,000	2,000
The revised forecast (B)	740,000	28,000	9,000
Increase / Decrease of Amount (B-A)	+23,000	+16,000	+7,000
Increase / Decrease Rate (%)	+3.2	+133.3	+350.0
(For your reference)
The financial results for the Q1-Q2 accumulated period of FY2010	696,407	3,936	- 2,207

(2) The Revised Forecast for the Full Year of Fiscal 2011

	Sales (JP¥ millions)	Operating Income (JP¥ millions)	Net Income (JP¥ millions)
The previous forecast (A)	1,470,000	40,000	15,000
The revised forecast (B)	1,510,000	60,000	23,000
Increase / Decrease of Amount (B-A)	+40,000	+20,000	+8,000
Increase / Decrease Rate (%)	+2.7	+50.0	+53.3
(For your reference)
The financial results for the full year of FY2010	1,457,486	35,866	8,553

The reasons for the forecast revision

The Target upwardly revises the consolidated financial forecast for the Q1-Q2 accumulated period of FY2011 made on April 27, 2010 as the following reasons:

The Electrical Construction Materials business and the Building Products business are back on track since Japan’s housing starts shows signs of ceasing to decline and the current positive sales momentum in the device businesses including Electronic Materials and Automation Controls appears to be taking hold, against a backdrop of a moderate economic recovery at home and abroad.

At the same time, the company also revises up the previous full-year forecast for FY2011 in consideration of a revision of the forecast for the Q1-Q2 accumulated period of FY2011 although the future of the global economy is still unclear after the Q3.

(ii)	The Target announced its “Consolidated Financial Results for the First Quarter of Fiscal Year ending March 2011” on July 28, 2010. According to the announcement, the Target’s consolidated business results for the first quarter of the fiscal year ending March 2011 are as follows. The information below has not been audited by the Target’s audit firm pursuant to Article 193-2 of the Act. In addition, the information below is extracted from the announcement made by the Target, and the Tender Offeror is not in a position to verify the accuracy and the validity thereof and has not verified the same.

The Consolidated Business Results for the First Quarter of the Fiscal Year ending March 2011 (April 1, 2010 through June 30, 2010.)

(a) Consolidated Business Results (Cumulative)

(Unit: Millions of Yen)

Three months ended June 30, 2010
Net sales	359,481
Operating income	10,139
Income (loss) from operations of the quarter	2,408

(b) Consolidated Financial Position

As of June 30, 2010
Total assets (Millions of Yen)	1,110,190
Net assets (Millions of Yen)	673,958
Equity capital ratio	57.0%
Net assets per share (Yen)	855.60

(iii)	According to the press release announced by the Target on July 29, 2010, titled “Announcement of Revision to Dividend Forecast for Fiscal Year Ending March 2011,” the Target passed a resolution, at the Board of Directors meeting held on July 29, 2010, to forgo interim and year-end dividends for fiscal 2011, subject to the consummation of the Tender Offer.

(Insider Trading Regulations)

In accordance with the provisions of Article 167, Paragraph 3 of the Financial Instruments and Exchange Act and Article 30 of its Enforcement Order, anyone having read this Press Release is considered a primary recipient of information from the viewpoint of insider trading regulation. The Company accordingly urges you to exercise due care as you may be prohibited from purchasing the shares of Panasonic Electric Works Co., Ltd. before 12 hours have passed from the time of the announcement of this Press Release (announcement of this Press Release shall be deemed to be the time at which this Press Release is disclosed through the service for inspection of disclosed information by Tokyo Stock Exchange at 3:30 p.m. of July 29, 2010). If you are held liable under criminal, civil, or administrative laws for making such a prohibited purchase, the Company notes that it will assume no responsibility whatsoever.

(Restrictions on Solicitation)

This Press Release is to announce the Company and has not been prepared for the purpose of soliciting an offer to sell shares. If shareholders wish to make an offer to sell their shares, they should first read the Tender Offer Explanatory Statement for the Tender Offer and offer their shares for sale at their own discretion. This Press Release shall neither be, nor constitute a part of, an offer to sell or solicitation thereof, or a solicitation of an offer to purchase, any securities, and neither this Press Release (or a part thereof) nor its distribution shall be interpreted to be the basis of any agreement in relation to the Tender Offer, and this Press Release should not be relied on at the time of concluding any such agreement.

(Prospect)

This Press Release describes prospects based on the views of the management of the Company at the time the Company acquires the shares of Panasonic Electric Works Co., Ltd. Actual results may deviate considerably from such descriptions due to various factors.

(In other Nation)

There may be some nations or regions which legally restrict the announcement, issuance or distribution of this Press Release. In such case, you are requested to take notice of those restrictions and comply with the laws and regulations of such nations or regions. Even receipt by you of this Press Release shall not be deemed as an offer to purchase, or a solicitation of an offer to sell, the shares in connection with the Tender Offer, but shall be deemed as the distribution of information for reference purposed only.

(Notice Regarding Registration on Form F-4)

Panasonic Corporation may file a registration statement on Form F-4 (“Form F-4”) with the SEC in connection with the proposed share exchange between Panasonic Corporation and SANYO Electric Co., Ltd. (the “SANYO Share Exchange”) and between Panasonic Corporation and Panasonic Electric Works Co., Ltd. (the “PEW Share Exchange”). The Form F-4 for the SANYO Share Exchange and/or the PEW Share Exchange (if filed) will contain a prospectus and other documents. If a Form F-4 is filed and declared effective, the prospectus contained in the Form F-4 will be mailed to U.S. shareholders of the subject company (SANYO Electric Co., Ltd. or Panasonic Electric Works Co., Ltd.) prior to the shareholders’ meeting at which the relevant proposed share exchange will be voted upon. The Form F-4 and prospectus (if the Form F-4 is filed) will contain important information about the subject company and Panasonic Corporation, the relevant share exchange and related matters. U.S. shareholders of the subject company are urged to read the Form F-4, the prospectus and other documents that may be filed with the SEC in connection with the relevant share exchange carefully before they make any decision at the shareholders’ meeting with respect to the share exchange. Any documents filed with the SEC in connection with the proposed share exchange will be made available when filed, free of charge, on the SEC’s web site at www.sec.gov. In addition, upon request, the documents can be distributed for free of charge. To make a request, please refer to the following contact information.

1006, Oaza Kadoma Kadoma City, Osaka 571-8501 Japan

Panasonic Corporation

Corporate Finance & IR Group

Masahito Yamamura

Telephone: 81-6-6908-1121

Email: yamamura.masahito@jp.panasonic.com

URL: http://panasonic.net/

Disclaimer Regarding Forward-Looking Statements

This press release includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Panasonic and its Group companies (the Panasonic Group). To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Panasonic Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Panasonic Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Panasonic undertakes no obligation to publicly update any forward-looking statements after the date of this press release. Investors are advised to consult any further disclosures by Panasonic in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934 and its other filings.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan, China and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, the Chinese yuan, Asian currencies and other currencies in which the Panasonic Group operates businesses, or in which assets and liabilities of the Panasonic Group are denominated; the possibility of the Panasonic Group incurring additional costs of raising funds, because of changes in the fund raising environment; the ability of the Panasonic Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the possibility of not achieving expected results on the alliances or mergers and acquisitions including the acquisition of all shares of Panasonic Electric Works Co., Ltd. and SANYO Electric Co., Ltd. through tender offers and share exchanges; the ability of the Panasonic Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Panasonic Group to maintain competitive strength in many product and geographical areas; the possibility of incurring expenses resulting from any defects in products or services of the Panasonic Group; the possibility that the Panasonic Group may face intellectual property infringement claims by third parties; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; fluctuations in market prices of securities and other assets in which the Panasonic Group has holdings or changes in valuation of long-lived assets, including property, plant and equipment and goodwill, deferred tax assets and uncertain tax positions; future changes or revisions to accounting policies or accounting rules; as well as natural disasters including earthquakes, prevalence of infectious diseases throughout the world and other events that may negatively impact business activities of the Panasonic Group. The factors listed above are not all-inclusive and further information is contained in Panasonic’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission.

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